AB 2/28

KH 2/25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1314 NW Irving Street, Suite 608
(No. and Street)

Portland (City) Oregon (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Taylor (503) 248-9762
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name)*

888 SW Fifth Avenue, Suite 800 (Address) Portland (City) Oregon (State) 97204 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015754

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/28

Arcadia Investment Corporation

Form X-17A-5 Part IIA
of the Focus Report of the
Securities and Exchange Commission

Year Ended December 31, 2010

Geffen Mesher
& Company, P.C.

Certified Public Accountants & Business Consultants

Arcadia Investment Corporation

Form X-17A-5 Part IIA
of the Focus Report of the
Securities and Exchange Commission

Year Ended December 31, 2010

ARCADIA INVESTMENT CORPORATION

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2010

Page

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

We have audited the accompanying statement of financial condition of Arcadia Investment Corporation as of December 31, 2010 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Investment Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

February 17, 2011

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

ARCADIA INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 740,746
Deposit with carrying broker	150,000
Receivable from carrying broker	73,895
Marketable securities	37,968
Equipment, net of accumulated depreciation of $ 131,799	8,757
Prepaid expenses and other assets	32,080
	$ 1,043,446

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	56,785
Accrued profit sharing	107,683
	164,468
Commitments	
Shareholders' equity	
Common stock, no par value; 10,000,000 shares authorized, 20,000 shares issued and outstanding	131,404
Accumulated other comprehensive income	12,369
Retained earnings	735,205
	878,978
	$ 1,043,446

ARCADIA INVESTMENT CORPORATION
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

Revenues	
Commissions and other fees	$ 1,657,614
Expenses	
Employee compensation	903,687
Payroll taxes	45,636
Employee benefits	173,128
Commissions and floor brokerage	78,649
Communication	38,167
Depreciation	7,564
Dues and subscriptions	2,983
Insurance	15,165
Miscellaneous	4,643
Postage	2,182
Professional fees	45,040
Regulatory fees	10,424
Rent	42,026
Supplies and printing	17,117
Taxes and licenses	34,246
Travel and entertainment	38,338
	1,458,995
Income from operations	198,619
Interest income, net	3,130
Net income	$ 201,749

ARCADIA INVESTMENT CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common stock, no par value; 10,000,000 shares authorized				
	Shares issued and outstanding	Amount	Accumulated other comprehensive income	Retained earnings	Total
Balances at beginning of year	20,000	$ 131,404	$ 6,112	$ 533,456	$ 670,972
Net income				201,749	201,749
Unrealized gain on marketable securities			6,257		6,257
Total comprehensive income					208,006
Balances at end of year	20,000	$ 131,404	$ 12,369	$ 735,205	$ 878,978

ARCADIA INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities		
Net income	$	201,749
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		7,564
Change in operating assets and liabilities		
Receivable from carrying broker		2,245
Prepaid expenses and other assets		17,660
Accounts payable and accrued expenses	(	3,443)
Accrued profit sharing	(	1,481)
Net cash provided by operating activities		224,294
Cash flows used in investing activities for acquisition of equipment	(	2,818)
Net change in cash and cash equivalents		221,476
Cash and cash equivalents at beginning of year		519,270
Cash and cash equivalents at end of year	$	740,746
Supplemental disclosure of cash flow information		
Cash paid during the year for local income taxes	$	26,434

YEAR ENDED DECEMBER 31, 2010

1. Line of business and significant accounting policies

Line of business
Arcadia Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a fully disclosed securities broker dealer with institutional customers throughout the United States. Operations further consist of consulting activities and advisory services.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and sometimes, future economic and market conditions, which affect reported amounts and related disclosures in the Company's financial statements. Although the Company's current estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates.

Revenue recognition
Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Revenues from consulting activities and advisory services are recorded as fees when earned under the terms of the related agreements.

Concentrations of credit risk
The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. Cash and money market accounts are guaranteed by the Federal Deposit Insurance ("FDIC") up to $250,000. At December 31, 2010, the Company had $490,746 in deposit accounts which exceed depository limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant risk of loss.

Cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Receivable from carrying broker
Commissions receivable from clearing broker consist of commissions due on closed sales. The Company has not incurred any material credit related losses and based on historical experience, management has deemed an allowance for uncollectible accounts is not necessary.

Marketable securities and fair value measurements
The Company accounts for its marketable equity securities in accordance with the Financial Accounting Standards Board's ("FASB") guidance on accounting for certain investments in debt and equity securities. This guidance requires certain investments in debt and equity securities to be classified as trading, available-for-sale or held-to-maturity.

YEAR ENDED DECEMBER 31, 2010

1. Line of business and significant accounting policies (continued)

Marketable securities and fair value measurements (continued)
At December 31, 2010, the Company's marketable equity securities have been categorized as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized holding gains and losses reported as a separate component of shareholders' equity. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification. The Company uses quoted market prices in active markets for identical assets under Level 1 of FASB guidance to determine the fair value of the Company's marketable securities.

Equipment
Equipment is stated at cost. Depreciation is being provided on a straight-line method over the estimated useful lives of the related assets.

Income taxes
The Company, with the consent of its shareholders, elected to be an "S" Corporation for tax purposes. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. The Company is responsible for paying income taxes at the city and county level.

Subsequent events
The Company evaluated subsequent events through February 17, 2011, which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

2. Marketable securities

Marketable equity securities include the following at December 31, 2010:

Cost	$	25,599
Gross unrealized gains		12,369
Fair value	$	37,968

3. Net capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $823,243, which was $723,243 in excess of its required net capital of $100,000. The Company's net capital ratio was .19 to 1.

YEAR ENDED DECEMBER 31, 2010

4. Commitments

Lease
The Company occupies office space under a year-to-year lease with certain shareholders. The lease requires the Company to pay for operating expenses of the office space; principally real estate taxes, insurance, repairs, maintenance, home owner's association dues and utilities. The lease is accounted for as an operating lease and minimum lease payments for 2010 totaled $36,000. Total rent expense including operating expenses was $42,026 in 2010.

Shareholder agreement
The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase a shareholder's interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and with specified payment terms.

5. Employee benefit programs

The Company has a 401(k) plan covering substantially all employees who meet prescribed requirements. The employer's portion of contributions is at the discretion of the board of directors, but limited to the amount deductible for federal income tax purposes. A profit sharing contribution of approximately $107,683 was accrued for the year ended December 31, 2010.

ARCADIA INVESTMENT CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Net capital		
Total shareholders' equity	$	878,978
Other additions		3,670
Less		
Nonallowable assets		
Equipment		8,757
Other assets		32,080
		40,837
Net capital before haircut		841,811
Haircuts, cash equivalents and investments		18,568
Net capital	$	823,243
Aggregate indebtedness		
Accounts payable and accrued expenses and other liabilities	$	164,468
Computation of basic net capital requirements		
Minimum net capital required	$	100,000
Excess net capital	$	723,243
Excess of net capital at 1,000%	$	703,243
Ratio of aggregate indebtedness to net capital		0.19 to 1

Reconciliation with Company's computation

There were no material differences between these computations and the computations included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2010.

YEAR ENDED DECEMBER 31, 2010

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Arcadia Investment Corporation for the year ended December 31, 2010, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

February 17, 2011

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation assessments and payments of Arcadia Investment Corporation, for the year ended December 31, 2010, which were agreed to by Arcadia Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulation Authority and SIPC, solely to assist you and other specified parties, in evaluating Arcadia Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Arcadia's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the party specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purposes.

The procedures that we performed are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

(2) Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences.

(3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

February 17, 2011

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com